UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [no fee required]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [no fee required]
For the transition period from                      to
Commission file number
1.	Full Title of the Plan and the address of the Plan:
GENERAL CABLE RETIREMENT AND
SAVINGS PLAN FOR SALARIED ASSOCIATES
4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753
2.	Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:
GENERAL CABLE CORPORATION
4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753

General Cable Retirement and Savings Plan for Salaried Associates
Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee of the Board of Directors of General Cable Corporation, to the Retirement Plans Finance Committee and the Retirement Plans Administrative Committee (the “Retirement Committees”) and to the Participants of the General Cable Retirement and Savings Plan for Salaried Associates:
We have audited the accompanying statements of net assets available for benefits of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 25, 2009

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investment in General Cable Master Trust, at fair value	$97,353,373	$142,947,646
Participant loans	2,968,264	3,305,678

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	100,321,637	146,253,324

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,735,433	193,911

NET ASSETS AVAILABLE FOR BENEFITS	$102,057,070	$146,447,235

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

CONTRIBUTIONS:
Employee	$6,075,365	$5,761,590
Employer	3,782,381	3,933,060
Rollover	1,084,604	2,688,975

Total contributions	10,942,350	12,383,625

INVESTMENT (LOSS) INCOME:
Net investment (loss) gain from General Cable Master Trust	(44,244,265)	5,100,922
Interest income on participant loans	248,475	150,150
Net appreciation in fair value of investments	—	10,286,128
Interest and dividend income	—	1,487,106

Total investment (loss) income	(43,995,790)	17,024,306

DEDUCTIONS:
Benefits paid to participants	(11,334,101)	(16,619,191)
Administrative expenses	(13,564)	(9,503)

Total deductions	(11,347,665)	(16,628,694)

TRANSFER FROM/(TO) OTHER PLAN — Net	10,940	1,770,366

NET (DECREASE) INCREASE	(44,390,165)	14,549,603

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	146,447,235	131,897,632

End of year	$102,057,070	$146,447,235

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF THE PLAN
The following description of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
General — The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering substantially all U.S. salaried employees of the Company or an affiliated company. GK Technologies, Inc. is the Plan Sponsor. General Cable Corporation and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
MFS Heritage Trust Co. (“MFS”) served as the trustee of the Plan until September 13, 2007. Effective September 13, 2007, the Plan transferred all trustee and recordkeeping duties to Fidelity Management Trust Co. (“FMTC”). In addition, effective September 13, 2007, the General Cable Master Trust (“Master Trust”) was established pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the Master Trust, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by FMTC.
Contributions — Participants may contribute up to a certain percent of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover”). The Company, at its discretion, may match a percent of the participants’ pre-tax contributions. The Plan provides for the Company to make a discretionary contribution to the Plan’s employee retirement account for participants who have completed one year of service. Employer contributions were net of forfeitures of $716,240 and $237,902, for the years ended December 31, 2008 and 2007, respectively.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution and Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Investments — Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust fund and a Company common stock fund as investment options for participants.
Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after seven years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability. Retirement contributions made on or after January 1, 2007, are 100% vested after six years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.

The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after four years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.
Participants hired prior to July 1, 2000, should refer to the Plan Document for their vesting schedule.
Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions.
In-Service Withdrawals — Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 and one half, in accordance with the Plan Document.
Payment of Benefits — Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.
Forfeited Accounts — As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $56,349 and $459,743, respectively. Forfeitures are used to reduce future Company contributions to the Plan.
2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments including mutual funds, a common/collective trust fund, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments within the Master Trust are stated at fair value. If available, quoted market prices are used to value investments. Shares of mutual funds and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Prior to September 13, 2007, the common/collective trust fund, the MFS Fixed Fund, was stated at fair value as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments. The common/collective trust fund had underlying investments in investment contracts which were valued at fair market value of the underlying assets and then adjusted by the issuer to contract value. The MFS Fixed Fund was a stable value fund that was a commingled pool for employee benefit plans. The fund invested in guaranteed investment contracts and in cash and other readily marketable securities. Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals. Effective September 13, 2007, with the establishment of the Master Trust, the Blended Income Fund was offered as an investment option for participants of which the MFS Fixed Fund remained a part. Effective February 29, 2008, the Plan’s investment in the MFS Fixed Fund was liquidated and transferred for further investment in the Galliard Managed Income Fund (part of the Blended Income Fund). The Blended Income Fund was then renamed the Stable Value Fund.
Participant loans are valued at the outstanding loan balances, including active loans, loans in default, and loans deemed to be taxable distributions.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in the investment return for such investments.
Valuation of Investments (Master Trust) —The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust, except the underlying fully benefit responsive investment contracts which are stated at contract value. When quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies based on observable market inputs.
In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Recent Accounting Pronouncements—The financial statements reflect the adoption of Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. There was no impact of adopting the statement on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

In accordance with SFAS No. 157, the Master Trust and Plan classify the investments into Level 1, which refers to securities traded in an active market, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available.
As required by SFAS No. 157, at December 31, 2008, the Master Trust’s portfolio investments (which include the assets of the Plan and of the General Cable Savings Plan) were classified as follows:

	Level 1	Level 2	Level 3	Total

Mutual Funds	$101,439,263	—	—	$101,439,263
General Cable Stock Fund	—	13,883,353	—	13,883,353
Stable Value Fund	—	47,898,168	—	47,898,168

Total portfolio investments	$101,439,263	$61,781,521	$—	$163,220,784

Participant loans are valued at cost, which approximates fair value and is considered to be a Level 3 measurement. SFAS No. 157 requires a roll-forward for all recurring Level 3 investments. For the year ended December 31, 2008, the Plan’s Level 3 investments include solely participant loans.
The following table sets forth a summary of the changes in fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

Balance, Beginning of Year	$3,305,678

Purchases, Sales, Issuances and Settlements (net)	(337,414)

Balance, End of Year	$2,968,264

Administrative Expenses — Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company.
Payment of Benefits — Benefits are recorded when paid.
Transfers — In addition to this Plan, the Company also sponsors the General Cable Savings Plan. If employees change their status during the year, their account balances are transferred into the corresponding Plan. For the years ended December 31, 2008 and 2007, account balances totaling a net $10,940 and $1,770,366, respectively, on the accompanying statements of changes in net assets available for benefits represent net transfers of participant account balances from the General Cable Savings Plan.

3.	INVESTMENTS
The Plan’s investment that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, was the Plan interest in the General Cable Master Trust valued at $99,088,806 and $143,141,557, respectively.
During the years ended December 31, 2008 and 2007, the Plan’s investment in the Master Trust depreciated in value by $47,811,421 and $659,819, respectively, excluding interest and dividends. During the year ended December 31, 2007, Plan investments (including investments bought, sold and held during the period) prior to the establishment of the Master Trust appreciated (depreciated) in value as follows:

2007

Mutual Funds	$6,981,534
Common/Collective Trust Fund	(3,864)
General Cable Corporation Common Stock Fund	3,308,458

Net appreciation of investments	$10,286,128

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Effective September 13, 2007, certain plan investments are held in shares of mutual funds and units of a common/collective trust fund managed by FMTC. FMTC is the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Prior to September 13, 2007, certain plan investments were held in shares of mutual funds and units of a common/collective trust fund managed by MFS Investment Management, an affiliate of MFS. MFS was the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualified as party-in-interest transactions. Fees paid by the Plan for investment management services were funded from the expense ratios of the various funds.
As of December 31, 2008 and 2007, the Plan held 2,431,945 and 1,103,644 units, respectively, of General Cable Stock Fund which includes cash and common stock of General Cable Corporation, a participating employer, with a cost basis of $9,820,911 and $5,557,366, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded no dividend income associated with this investment.
Loans to participants in the amount of $2,968,264 and $3,305,678 were outstanding at December 31, 2008 and 2007, respectively.
5.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan Sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.	INTEREST IN MASTER TRUST
Effective September 13, 2007, certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the General Cable Savings Plan, another plan sponsored by the Company, for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The investments of the Master Trust at December 31, 2008 and 2007, are summarized as follows:

	2008	2007

Investments — whose fair value is determined based on quoted market prices:
Common/Collective Trust Fund	$47,898,168	$44,563,643
Mutual Funds	101,439,263	169,966,048
Common Stock Fund	13,883,353	23,081,043

Net assets of the General Cable Master Trust, at fair value	163,220,784	237,610,734

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,222,545	400,078

Net assets of the General Cable Master Trust	$166,443,329	$238,010,812

Plan’s interest in net assets of the General Cable Master Trust, at contract value	$99,088,806	$143,141,557

Plan’s interest in Master Trust as a percentage of the total	60%	60%

The net investment earnings (loss) of the Master Trust for the year ended December 31, 2008 and 2007, is summarized below:

	2008	2007

Dividend and interest income	$5,951,138	$8,790,553

Net (depreciation) appreciation in fair value of investments whose fair value was determined based on quoted market prices:
Mutual Funds	(60,112,557)	(6,358,671)
Common Stock Fund	(17,641,725)	6,126,271

Net (depreciation) in fair value of investments	(77,754,282)	(232,400)

Investment (loss) gain of General Cable Master Trust	$(71,803,144)	$8,558,153

7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and for certain regulations promulgated by the IRS and DOL. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.
8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$102,057,070	$146,447,235
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	(1,735,433)	—
Certain deemed distributions of participant loans	(180,213)	(275,373)

Net assets available for benefits per Form 5500	$100,141,424	$146,171,862

For the year ended December 31, 2008, the following is a reconciliation of net investment loss per the financial statements to the Form 5500:

Total net investment loss per the financial statements	$(43,995,790)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,735,433)
Add: interest on previously deemed loans	58,213
Less: interest on deemed distributions	14,767

Total loss on investments per the Form 5500	$(45,687,777)

For the year ended December 31, 2008, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$(11,334,101)
Less: previously deemed loans	(86,947)
Add: deemed distributions	(35,233)

Total distributions to participants per the Form 5500	$(11,282,387)

* * * * * *

SUPPLEMENTAL SCHEDULE

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity of Issuer/	Current
Description of Investment	Value

* Active Loans to Participants — notes receivable, with interest rates ranging from 5.00% to 11.00%, maturing through December 2016	$2,788,051

$2,788,051

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE RETIREMENT AND
SAVINGS PLAN FOR SALARIED ASSOCIATES

Date: June 26, 2009

	By:	/s/ Robert J. Siverd

		Name:	Robert J. Siverd
		Title:	Member, Savings Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm for General Cable Corporation Retirement and Savings Plan for Salaried Associates